Exhibit (a)(5)

> News Release
Newell Rubbermaid Announces
Exchange Offer for Convertible Notes
ATLANTA, August 17, 2010 – Newell Rubbermaid (NYSE: NWL) today announced that it has commenced an offer to exchange newly issued shares of its common stock and cash for any and all of its 5.50% convertible senior notes due 2014. There is currently $345 million aggregate principal amount of convertible notes outstanding. This transaction is part of the company’s Capital Structure Optimization Plan announced August 2.
The offer is being made pursuant to an Offer to Exchange dated today (the “Offer to Exchange”) and related Letter of Transmittal, which set forth a complete description of the terms of the offer. Holders of the convertible notes are urged to read the Offer to Exchange and the related Letter of Transmittal carefully before making any decision with respect to the offer.
For each $1,000 principal amount of convertible notes validly tendered, the holder will receive the following:
–	116.1980 shares of common stock (the conversion rate currently in effect for the convertible notes),

–	a cash payment of $160.00, and

–	accrued and unpaid interest from September 15, 2010 up to, but not including, the settlement date payable in cash.
The offer is scheduled to expire at 11:59 p.m., New York City time, on September 14, 2010, unless extended. Tendered convertible notes may be withdrawn at any time at or before, but not after, such time. Newell Rubbermaid expects the settlement date to occur on the next business day following the expiration of the offer.
Newell Rubbermaid has retained Global Bondholder Services Corporation to serve as the exchange agent and information agent for the offer.
Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 937-2200 or (212) 430-3774 or in writing at 65 Broadway — Suite 404, New York, New York 10006.
The offer is being made to holders of convertible notes in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(9) of the Act. This press release is neither an offer to exchange nor a solicitation of an offer to exchange any securities. The offer is being made only by and pursuant to the terms of the Offer to Exchange and the related Letter of Transmittal. None of Newell Rubbermaid, the exchange agent and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the offer.
3 Glenlake Parkway  |  Atlanta, GA 30328  |  Phone +1 (770) 418-7000  |  www.newellrubbermaid.com  |  NYSE: NWL

> News Release
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Offer to Exchange. Any representation to the contrary is a criminal offense.
All statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Newell Rubbermaid’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this release because of a variety of factors, including a change in the expiration dates, conditions to, or changes in the timing of, proposed transactions, changes in the conditions of the securities markets, particularly the markets for debt securities and the market for Newell Rubbermaid’s common stock, and other factors identified in documents filed by Newell Rubbermaid with the Securities and Exchange Commission.
About Newell Rubbermaid
Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with 2009 sales of approximately $5.6 billion and a strong portfolio of brands, including Rubbermaid®, Sharpie®, Graco®, Calphalon®, Irwin®, Lenox®, Levolor®, Paper Mate®, Dymo®, Waterman®, Parker®, Goody®, Technical ConceptsTM and Aprica®.
This press release and additional information about Newell Rubbermaid are available on the company’s Web site, www.newellrubbermaid.com.

Contacts:

Nancy O’Donnell	David Doolittle
Vice President, Investor Relations	Vice President, Corporate Communications
+1 (770) 418-7723	+1 (770) 418-7519
3 Glenlake Parkway  |  Atlanta, GA 30328  |  Phone +1 (770) 418-7000  |  www.newellrubbermaid.com  |  NYSE: NWL